Exhibit 99.1

FOR IMMEDIATE RELEASE	February 7, 2012

CELESTICA ANNOUNCES TSX APPROVAL OF PREVIOUSLY ANNOUNCED NORMAL COURSE ISSUER BID

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a global leader in the delivery of end-to-end product lifecycle solutions, today announced it has received approval from the Toronto Stock Exchange (the TSX) to launch its previously announced Normal Course Issuer Bid (the Bid).

Under the Bid, the Company may repurchase on the open market, at its discretion during the period commencing on February 9, 2012 and ending on the earlier of February 8, 2013 and the completion of purchases under the Bid, up to 16,210,950 subordinate voting shares, representing approximately 8.2% of the Company’s outstanding subordinate voting shares (7.5% of the subordinate voting shares and multiple voting shares) and approximately 10% of the “public float” of the subordinate voting shares (within the meaning of the rules of the TSX), subject to the normal terms and limitations of such bids. Under the TSX rules, daily purchases will be limited to 145,781 subordinate voting shares, other than block purchase exceptions.  The actual number of subordinate voting shares which may be purchased pursuant to the Bid and the timing of any such purchases will be determined by the management of the Company, subject to applicable law and the rules of the TSX.  In accordance with the TSX rules, the maximum number of subordinate voting shares which may be repurchased for cancellation under the Bid will be reduced by the number of subordinate voting shares purchased for security-based compensation plans.

Purchases are expected to be made through the facilities of the New York Stock Exchange and the Toronto Stock Exchange, or such other permitted means (including through other published markets), at prevailing market prices or as otherwise permitted. The share repurchase program will be funded using existing cash resources and any subordinate voting shares repurchased by the Company under the Bid will be cancelled.

As of January 26, 2012, the Company had 197,568,426 issued and outstanding subordinate voting shares and a “public float” (within the meaning of the rules of the TSX) of 162,109,501 subordinate voting shares.

The Company believes that the purchases are in the best interest of the Company and constitute a desirable use of its funds.

The Company previously implemented a normal course issuer bid for its subordinate voting shares which expired on August 2, 2011.  In the past 12 months, the Company has not repurchased any subordinate voting shares under its prior bid.

About Celestica

Celestica is dedicated to delivering end-to-end product lifecycle solutions to drive our customers’ success. Through our simplified global operations network and information technology platform, we are solid partners who deliver informed, flexible solutions that enable our customers to

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succeed in the markets they serve. Committed to providing a truly differentiated customer experience, our agile and adaptive employees share a proud history of demonstrated expertise and creativity that provides our customers with the ability to overcome any challenge.

For further information on Celestica, visit its website at http://www.celestica.com. The Company’s security filings can also be accessed at http://www.sedar.com and http://www.sec.gov.

Safe Harbor and Fair Disclosure Statement

This news release contains forward-looking statements related to the Bid and the Company’s intention to purchase outstanding subordinate voting shares. Such forward-looking statements are predictive in nature, and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” or similar expressions, or may employ such future or conditional verbs as “may”, “will”, “should,” or “would,” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities legislation. Forward-looking statements are not guarantees of future performance. You should understand that the following important factors could cause future actions or results to differ materially from those expressed in such forward-looking statements: the Company’s view with respect to the Company’s financial condition and prospects; the availability of cash for purchases of outstanding subordinate voting shares; and the prevailing market price of the subordinate voting shares. Risks and uncertainties, as well as other information related to the Company, are discussed in the Company’s various public filings at www.sedar.com and www.sec.gov, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the U.S. Securities and Exchange Commission and our Annual Information Form filed with the Canadian securities regulators. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:
Laurie Flanagan	Manny Panesar
Celestica Global Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com